

June 23, 2011

Via E-mail
Mr. Edward Karpowicz
Principal Financial Officer
Proshares Trust II c/o ProShare Capital Management LLC
7501 Wisconsin Avenue, Suite 1000
Bethesda, Maryland 20814

**Re: Proshares Trust II
Form 10-K for the year ended December 31, 2010
Filed March 1, 2011
File No. 1-34200**

Dear Mr. Karpowicz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, pages 98 to 99

1. Please disclose in an amended filing that management has evaluated the disclosure controls and procedures at the individual series level, along with the Registrant in total, and the conclusions of such evaluations. Likewise, please make similar revisions to management's assessment of internal controls over financial reporting. Additionally, add appropriate disclosure within Item 9A which will clarify that the scope of your certifications applies at the series level as well as the Registrant taken as a whole, and that the principal executive officer and principal financial officer are certifying as to the Registrant as a whole, as well as to each series. Please be aware that it would be inappropriate to change the wording of the certifications themselves.

Finally, please make corresponding changes to your quarterly reports and confirm that you will provide similar disclosure in all future periodic reports.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2. Please amend your filing to provide revised audit report language from your accountant which clarifies that the accountant has audited the financial statements of each respective series in addition to auditing the financial statements for the Registrant in total.

Note 9 – Legal Proceedings

3. Please tell us how you have met the disclosure requirements under 450-20-50 of the accounting standards codification related to the class action lawsuit that has been filed against the trust and certain of its related officers. In your response, address specifically the requirements of paragraph 50-3 of the above referenced guidance.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief